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SEC FILE NUMBER
8-53469

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cherry Tree & Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Carlson Parkway, Suite 103
(No. and Street)

Minnetonka	MN	55305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jane Bortnem 952-893-9012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peterson Whitaker & Bjork, LLC
(Name – *if individual, state last, first, middle name*)

3140 Harbor Lane North #100	Plymouth	MN	55447
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gordon Stofer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cherry Tree & Associates, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANE MARIE BORTNEM
Notary Public
Minnesota
My Commission Expires Jan. 31, 2026

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHERRY TREE & ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2020

TABLE OF CONTENTS

PAGE

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3

PWB CPAS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Governors
Cherry Tree & Associates, LLC

Opinion on the Financial Statement

We have audited the accompanying balance sheet of Cherry Tree & Associates, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Cherry Tree & Associates, LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the entity's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Cherry Tree & Associates, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Cherry Tree & Associates, LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Peterson Whitaker & Bjork, LLC

Peterson Whitaker & Bjork LLC

We have served as Cherry Tree & Associates, LLC's auditors since 2015.

Plymouth Minnesota
February 16, 2021

3140 Harbor Lane N, Suite 100, Plymouth, MN 55447 | 7900 International Drive, Suite 160, Bloomington, MN 55425
Phone: 763-550-1100 | Fax: 763-550-1644 | www.pwbcpas.com

STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash and equivalents	$ 1,316,841
Accounts receivable, net	508,676
Contract assets	6,452
Prepaid expenses	51,920
Total current assets	1,883,889
Total assets	$ 1,883,889

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:	
Accounts payable	$ 287,213
Accrued expenses	15,788
Accrued interest	51,722
Deferred revenue	22,984
Total current liabilities	377,707
Long Term Liabilities:	
Notes payable - members	230,000
Total liabilities	607,707
Members' equity:	
Common units (unlimited number of units authorized; 1,000,000 issued and outstanding)	7,500
Non-voting common units (500,000 units authorized; 150,000 issued and outstanding)	153,000
Additional paid in capital	259,528
Retained earnings	856,154
Total members' equity	1,276,182
Total liabilities and members' equity	$ 1,883,889

See notes to statement of financial condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION
Year Ended December 31, 2020

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION

Nature of Business

Cherry Tree & Associates, LLC (the Company) was formed on July 27, 2001 as a limited liability company pursuant to the provisions of Chapter 322B of the Minnesota Statutes. During 2016, the Company was converted to a Delaware Limited Liability Company. The Company is a licensed broker-dealer in securities and provides investment banking services and consulting services related to general business, valuations, fairness opinions, and mergers and acquisitions. The Company is a member in good standing of the Financial Industry Regulatory Authority, Inc. (FINRA), having been accepted for membership on November 14, 2001.

The Company is a member of the Securities Investors Protection Corporation (SIPC). The Company holds no customer securities or cash.

The Company does not claim exemption from the Customer Protection Rule but limits its business activities to those specified in Footnote 74 of SEC Release No. 34-70073.

Basis of Preparation

The financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Concentrations of Risk

Cash Deposits in Excess of Federally Insured Limits

The Company maintains its cash balances in financial institutions located primarily in Minnesota. The balances held at regulated banking institutions are insured at varying amounts by the Federal Deposit Insurance Corporation (FDIC). At December 31, 2020, the Company had uninsured cash balances totaling $307,652.

The FDIC does not insure money invested in money market funds at broker-dealers. At December 31, 2020, the Company had $510,189 held in money market funds with Charles Schwab, all of which is covered under SIPC.

Major Customers

The Company is dependent on a small number of customers for its revenue. Four customers accounted for 60% of the Company's revenue in 2020. There were no outstanding receivables for these same customers at December 31, 2020.

COVID-19

Subsequent to December 31, 2019, the pandemic caused by the spread of COVID-19 has impacted most countries, communities, and markets. The extent to which the COVID-19 pandemic may impact our business, financial condition, liquidity, results of operations, or prospects will depend on numerous evolving factors that are out of our control and that we are not able to predict at this time.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The financial instruments of the Company include cash, accounts and notes receivables, prepaid expenses, accounts payable and accrued expenses. Pursuant to GAAP, the Company is required to estimate the fair value of all financial instruments at the balance sheet date. The Company considers the carrying values of its financial instruments in the financial statements to approximate fair value due to their short-term nature.

Cash and Equivalents

For purposes of balance sheet presentation and reporting of cash flows, the Company considers all unrestricted demand deposits, money market funds and highly liquid debt instruments with an original maturity of less than 90 days to be cash and cash equivalents.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount. Accounts receivable are typically due within 30 days of the invoice date. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance when potential for recovery is considered remote. No allowance for doubtful accounts was deemed necessary as of December 31, 2020.

Revenue Recognition

The Company typically earns and recognizes monthly non-refundable work fees in connection with active investment banking and consulting engagements. The Company also receives success fees on its

investment banking engagements. The success fee typically consists of a cash fee equal to an agreed-upon percentage of the funds raised or percentage of transaction value for mergers or acquisitions and sometimes includes stock warrants which are recorded at fair value when received.

Leases

In 2019, the Company adopted ASU No. 2016-02 which requires organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. We have analyzed our agreements and currently none of them are affected by the standard.

Income Taxes

The Company is organized and operates as a limited liability company and is not subject to U.S. federal income taxes as a separate entity. Therefore, revenues and expenses generally pass through directly to the members for inclusion in their individual tax returns. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

The Company accounts for income taxes pursuant to Financial Accounting Standards Board (FASB) guidance. This guidance prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company believes its income tax filing positions and deductions will be sustained upon examination and, accordingly, no reserves or related accruals for interest and penalties have been recorded as of December 31, 2020.

2 NOTES PAYABLE - MEMBERS

During 2017, the Company entered into notes payable with four of its members. The notes totaled $230,000 and were paid on December 18, 2020. The notes accrued interest at 8% per annum and were paid in full on December 18, 2020.

During 2018, the Company entered into additional notes payable with the same four members. The balances on the notes totaled $230,000 as of December 31, 2020. The notes mature on March 12, 2021, however, they automatically extend for an additional year unless a written notice is provided thirteen months prior to the scheduled maturity date. Since written notice was not provided thirteen months prior to March 12, 2021, the notes will mature on March 12, 2022. The notes bear interest at 8% per annum and interest is not due until the notes mature.

Interest expense related to all notes was $36,195 in 2020. All notes are subordinated to any indebtedness. Both the notes and accrued interest are convertible into common units upon maturity. The conversion price is calculated by dividing the trailing twelve months average of the Company's

book value by the common units outstanding at the time of conversion, with an established book value floor of $750,000.

3 EQUITY

The Company has both voting common units and nonvoting common units. The voting common units have the authority to manage the affairs of the Company, and each common unit entitles the member to one vote. Nonvoting units do not have any governance rights, and are not entitled to vote on any matter.

During 2016, the Company implemented an equity plan (the "Plan"). The purpose of the Plan is to promote the success of the Company by facilitating the hiring and retention of competent personnel and by furnishing an incentive to certain employees or independent contractors of the Company upon whose efforts the success of the Company will depend to a large degree ("Key Personnel"). The board of managers (the "Board") has full power and authority to administer and interpret the Plan, and to amend the rules, regulations and guidelines for administering the Plan. The Board will also designate which employees or independent contractors will be granted units or options pursuant to the Plan and will determine the number of units and/or options to be granted.

The Company has a call option in which the Company can buy back the nonvoting common units if the Key Personnel 1) is no longer a Managing Director or Officer of the Company, 2) is no longer an employee or independent contractor of the Company or 3) if performance or activity requirements no longer continue to be met as determined by the Board. In addition, Key Personnel have a put option in which the Company would be required to buy back the nonvoting common units if the Key Personnel is no longer an employee or independent contractor for any reason. Under the Plan, a total of 500,000 nonvoting common units are available for purchase or option. As of December 31, 2020, nonvoting common units issued and sold to Key Personnel under the Plan totaled 150,000. In addition, options issued to two Key Personnel to purchase nonvoting common units totaled 46,875 units. A total of 209,375 nonvoting common units are available for future grants.

The Company accounts for equity-based compensation in accordance with FASB guidance, using the fair-value based method. Under this fair-value based method, equity-based compensation expense recognized for equity-based awards includes compensation expense for all equity-based compensation awards granted based on the estimated fair value as of the grant date. The Black Scholes option pricing model is used to value the Company's equity options for each equity-based award. Using this option-pricing model, the fair value of each equity award is estimated on the date of grant. Since the equity-based awards issued are subject to immediate vesting, the expense is recognized upon issuance. The expected volatility assumption is based on the average volatilities of similar public companies over a term equal to the expected term of the award granted. The expected term of equity-based awards granted is based upon management's best estimate of the period of time that the equity-based awards granted are expected to be outstanding. The expected term assumption incorporates the contractual term of an award grant. The risk-free interest rate is based on the implied yield on a U.S. Treasury constant maturity with a remaining term approximately equal to the expected term of the award granted. No options were granted in 2020. There was no unrecognized compensation expense at December 31, 2020.

The intrinsic value of outstanding options was $0 at December 31, 2020.

Equity option activity was as follows for the year ended December 31, 2020:

	Shares	Weighted Average Fair Value
Outstanding options at January 1, 2020	46,875	$ 0.45
Granted	-	-
Exercised	-	-
Forfeited	-	-
Expired	-	-
Outstanding options at December 31, 2020	46,875	$ 0.45

The following table summarizes information about equity options outstanding at December 31, 2020:

Options Outstanding			Options Exercisable	
Number Outstanding at 12/31/2020	Remaining Contractual Life	Exercise Price	Number Exercisable at 12/31/2020	Exercise Price
9,375	0.7 Years	$1.02	9,375	$1.02
37,500	No Term Date	$1.02	37,500	$1.02
46,875			46,875	

4 RELATED PARTY TRANSACTIONS

The Company recorded expenses of $899,981 for utilizing office space, shared staff and office supplies of Cherry Tree Companies, LLC (CTC), a company related through common ownership, in 2020. The Company also incurred $380,679 of officer fees with CTC in 2020. Accounts payable included amounts due to CTC totaling $3,194 at December 31, 2020.

5 REVENUE RECOGNITION

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance

obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company is entitled in exchange for those promised goods or services (i.e. the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of our past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties. The Company does not have any significant financing components as payment is received in advance or shortly after the point of revenue recognition.

The Company earns revenue from the following sources:

Investment Banking Revenue

The Company provides financial advisory services in connection with mergers, acquisitions, fundraising and restructuring transactions. The agreements for the financial advisory services generally contain non-refundable work fees and/or success fees. Work fees earned in connection with these transactions are recognized ratably over the service period as the customer receives the benefit of the services throughout the term of the contract, and such fees are collected based on the terms of the contract. Billings for such services that are made in advance of the related revenue recognized are recorded as a contract liability which includes deferred revenue. Similarly, payments made to fulfill contracts that have uncompleted performance obligations are capitalized as contract assets. Deferred revenue and contract assets are typically recognized in the following month when the performance obligations are completed. Success fees from investment banking transactions are recognized at a point in time, typically when the transaction is complete, financing activity has closed and the income is reasonable determinable, as set forth under the terms of the agreement. If the contract contains any type of earnout clause, this revenue is not recognized until the earn-out has been received due to the uncertainties of earn-outs which are outside the Company's control.

Disaggregation of the Company's investment banking revenue by major sources for the year ended December 31, 2020 is as follows:

Work Fees, recognized over time	$ 1,037,472
Success Fees, recognized at a point in time	7,760,236
Total	$ 8,797,708

Interest Income

Interest income represents interest earned on the Company's investments and cash and cash equivalents. Interest income is recognized in the period earned.

6 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital in the amount of the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. This rule also requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. As of December 31, 2020, the Company's net capital was $1,156,496, which was $1,131,316 in excess of the required net capital of $25,180. The Company's net ratio of aggregate indebtedness to net capital was .33 to 1 at December 31, 2020.

7 REGULATORY REQUIREMENTS

The Company does not claim exemption from the Customer Protection Rule. The Company operates as a non-covered firm consistent with Footnote 74 of SEC Release No. 34-70073 and associated SEC staff Guidance. To avail itself of this option, the Company represents it (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) does not carry accounts of or for customers; and (3) does not carry proprietary accounts of broker-dealers (as defined in Rule 15c3-3). Therefore, the Company has no obligation under the Customer Protection Rule for these business activities.

Reserve Requirements Under Rule 15c3-3

The Company has no reserve deposit obligations under Rule 15c3-3(e) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

NOTES TO STATEMENT OF FINANCIAL CONDITION
Year Ended December 31, 2020

Information Related to Possession or Control Requirements Under Rule 15c3-3(b)

The Company has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.